Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statement on Amendment No. 1 to Form S-4 of Charter Communications, Inc. and subsidiaries of our report dated February 21, 2013, with respect to the consolidated balance sheets of Charter Communications, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, shareholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 10-K of Charter Communications, Inc., and to the reference to our firm under the heading “Experts” in the registration statement.

(signed) KPMG LLP

St. Louis, Missouri

February 5, 2014